10027769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65807

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allston Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1208
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Fugo (312) 663-7382 (Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, Tom Fugo, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Allston Trading LLC**, as of December 31, 2009 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Signature

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
Allston Trading LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Allston Trading LLC, as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allston Trading LLC, as of December 31, in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez LLP

Chicago, Illinois
February 3, 2010

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	5,538,350
Receivables from broker/dealers		162,706,702
Securities owned, at market value		
U.S. treasury bill		249,836
Equities		2,397,004
Options		1,092,716
Receivables from exchanges and electronic communication networks		2,611,659
Exchange memberships, at cost (market value $2,733,080)		849,400
Receivable from affiliate		15,000
Other assets		2,537,500
TOTAL ASSETS	$	177,998,167
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Securities sold, not yet purchased, at market value		
Equities	$	130,505,239
Options		1,025,202
Accounts payable and accrued expenses		775,779
Payable to affiliate		1,968,251
Total liabilities, exclusive of liabilities subordinated to claims of general creditors		134,274,471
Liabilities subordinated to claims of general creditors		-
Total Liabilities		134,274,471
MEMBER'S EQUITY		43,723,696
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	177,998,167

See accompanying notes.

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

(1) *NATURE OF BUSINESS*

ALLSTON TRADING LLC (the Company) is a proprietary trading firm which develops and utilizes fully-automated algorithmic trading applications involving equities, equity derivatives, cash treasuries and spot currencies. The company is a registered broker/dealer with the Securities and Exchange Commission (SEC). The Company maintains various memberships on U.S. and international exchanges. The Company is a wholly-owned subsidiary of Allston Holdings LLC.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 168 – The Financial Accounting Standards Board (FASB) Accounting Standards Codification and the Hierarchy of GAAP was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the FASB Accounting Standards Codification (ASC or the "Codification") as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. New accounting standards will be issued as Accounting Standards Updates which will serve to update the Codification. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position, results of operations, or cash flows. This standard is part of ASC 105 – GAAP.

Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Firm Trading/Futures and Securities Transactions

Futures and securities transactions are recorded on the trade date. Unrealized gains and losses on open futures contracts and securities positions are reflected in Firm Trading Revenue in the Statement of Income. Also included in Firm Trading Revenue are volume-based incentive fees earned from electronic-communications networks.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Cash and cash equivalents
The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. The Company typically invests excess cash in a money market account at a financial institution which management believes has a strong credit rating.

Adoption of New Accounting Standards
Effective January 1, 2009, the Company adopted ASC 815-10 (formerly Financial Accounting Standards (FAS) No. 161), "Disclosures About Derivative Instruments and Hedging Activities". ASC815-10 amends FAS 133, "Accounting for Derivative Instruments and Hedging Activities", by requiring enhanced disclosures regarding an entity's derivative and hedging activities. The adoption of ASC 815-10 did not have a material impact on the Company's financial statements.

As of January 1, 2009 the Company adopted ASC 740-10-50 (formerly FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes". ASC 740-10-50 provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The adoption of ASC 740-10-50 did not have a material impact on the Company. The Company has not identified any uncertain tax positions as of December 31, 2009.

(3) *INCOME TAXES*

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, all income tax items flow directly to its Member.

(4) *BANK LOAN PAYABLE*

The Company has borrowed funds pursuant to a loan agreement with a bank which facilitates carrying futures positions and trading activities in an account held by a specified FCM. The borrowing is due on demand and bears interest at a daily broker rate determined by the lender. The company is required to maintain collateral equal to the aggregate initial margin requirements of all futures positions plus $4,150,000. The amount of borrowings is limited to $10,000,000. At December 31, 2009, the outstanding loan under this agreement was $0.

In addition, the Company has a line of credit, under a revolving debt subordination agreement, with a lending institution in the amount of $10,000,000 at a variable interest rate equal to 5% over the London Interbank Offered Rate (LIBOR); such effective rate at December 31, 2009 would have been 5.23%. This agreement expires on June 30, 2011. During the year, interest expense incurred related to subordinated borrowings debt totaled $75,051. The line of credit was unused at December 31, 2009.

(5) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments, options and futures, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair value of options are reflected on the statement of financial condition. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2009.

ASSETS	
Futures Contracts	
Interest rates	$ 4,845,474
Total unrealized gain on open futures contracts	$ 4,845,474
LIABILITIES	
Futures Contracts	
Currencies	$ (7,576,620)
Indicies	(1,264,855)
Metals	(780,106)
Agricultural	(1,653)
Total unrealized loss on open futures contracts	$ (9,623,234)
Net unrealized gain (loss) on open futures contracts*	$ (4,777,760)

* This amount is a component of "Receivables from broker/dealers" on the Statement of Financial Condition.

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

(5) DERIVATIVE INSTRUMENTS (CONTINUED)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Concentration of Credit Risk

The Company utilizes several clearing brokers to clear its trades. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of its clearing brokers.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460-10, " Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (formerly FIN 45). Such contracts may include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company.

The fair values of all written option contracts as of December 31, 2009 are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(6) *FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements" (formerly FAS No. 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs buy requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability base on market data obtained from sources independent of the Company. Unobservable inputs reflect the Fund's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
ASSETS				
U.S. treasury bill	$ 249,836	$ -	$ -	$ 249,836
Equities	2,397,004	-	-	2,397,004
Equity and index options	1,092,716			1,092,716
	$ 3,739,556	$ -	$ -	$ 3,739,556
LIABILITIES				
Equities	$ 130,505,239	$ -	$ -	$ 130,505,239
Equity and index options	1,025,202			1,025,202
	$ 131,530,441	$ -	$ -	$ 131,530,441

(7) NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company computes its net capital requirement under the alternative net capital method and is required to maintain net capital equal to the greater of 2% of its aggregate deficit balances arising from customers transactions, as defined, or $250,000. At December 31, 2009, the Company had net capital of approximately $34,365,000, which was approximately $34,115,000 in excess of its required net capital.

(8) COMMITMENTS

The Company leases office space under an operating lease that expires on April 30, 2015. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2009, the minimum annual rental commitments under the lease, exclusive of adjustments for operating expenses and taxes, are as follows:

Year ending December 31	Amount
2010	$ 218,325
2011	539,827
2012	555,930
2013	572,544
2014	589,669
	$ 2,476,295

Rent expense (including adjustments for rebates, operating expenses, and real estate taxes) for the year ended December 31, 2009, was $999,457.

(9) RELATED PARTY TRANSACTIONS

The company shares office space with other affiliated entities. The total amount received during 2009 for office sharing expenses was $180,000 and was treated as an offset to expenses paid. The salaries and benefits are paid from the affiliated company, are allocated to the company and recorded as expense on the statement of income.

(10) SUBSEQUENT EVENTS

During the period from January 1, 2010 through February 3, 2010, its member made capital withdrawals totaling $6,081,749.

Allston Trading LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009